March 7, 2023

VIA EDGAR

Ken Ellington
U.S. Securities and Exchange Commission (“SEC”)
100 F Street, NE
Washington, DC 20549

RE: Forum Funds (the “Registrant”)
(File No. 811-03023)

Dear Mr. Ellington:

This letter acknowledges that the Registrant’s filing dated March 6, 2023, using filing code N-CSR/A (SEC Accession No. 0001435109-23-000042), was made in error.

Registrant subsequently completed a corrective filing dated March 6, 2023, using the correct filing code, N-CSR (SEC Accession No. 0001435109-23-000044).

Registrant notes that there is no difference between the filings. If it is within the SEC Staff’s power and authority to do so, Registrant respectfully requests that the Staff withdraw the erroneous filing in light of the Registrant’s inadvertent use of the improper filing code.

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If you have any questions or concerns regarding the enclosed information, please do not hesitate to contact me directly at (207) 347-2076.

Kind regards,

/s/ Zachary R. Tackett
Zachary R. Tackett